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                                                                     EXHIBIT 4.2

                         Consulting Agreement Extension

         This Consulting Agreement Extension (the "Consulting Agreement Extension") is made as of November 29, 2001 by and between Kevin Welch, 468 North Camden Drive, Suite 200, Beverly Hills, California 90210 ("Consultant"), and Kanakaris Wireless, with offices at 3303 Harbor Blvd., Suite F-3, Costa Mesa, California 92626 (the "Company").

                                   WITNESSETH

         WHEREAS, the Company and Consultant have entered into a Consulting Agreement dated as of October 26, 2001 ("Consulting Agreement") that provides for consulting services to be rendered by Consultant to the Company over a six month period and also contemplates the extension of that Consulting Agreement for an additional six months; and WHEREAS, the Company and Consultant now desire to extend the Consulting Agreement for an additional six months and to modify the payment terms under the Consulting Agreement to provide for additional shares of common stock of the Company to be issued to Consultant and additional shares of common stock underlying a common stock purchase warrant to be issued to consultant in connection with this Consulting Agreement Extension and for services to be rendered by Consultant.

         NOW, THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

         1. TERM. The text of Paragraph 2 of the Consulting Agreement is hereby amended and restated in its entirety to provide as follows:

         The term of the Consulting Agreement began as of the date of the Consulting Agreement, and shall terminate twelve months thereafter, unless earlier terminated in accordance with paragraph 7 herein or extended as agreed to between the parties (the "Term").

         2. COMPENSATION. The text of Paragraph 5 of the Consulting Agreement is hereby amended and restated in its entirety to provide as follows:

         As payment for the first six months of the Term, the Company will immediately grant Consultant 7,441,667 shares of the Company's common stock plus a common stock purchase warrant to purchase up to 3,125,000 shares of the Company's Common Stock with an exercise price at $.04 per share, which warrant shall expire on December 31, 2001 at 5:00 p.m. local time. As payment for the second six months of the Term, the Company will, on November 29, 2001, grant Consultant 24,227,182 shares of the Company's common stock plus a common stock purchase warrant to purchase up to 8,500,000 shares of the Company's Common Stock with an exercise price at $.02 per share, which warrant shall expire on December 31, 2001 at 5:00 p.m. local time. Consultant, in providing the foregoing services, shall be reimbursed for any pre-approved out-of-pocket costs, including, without limitation, travel, lodging, telephone, postage and Federal Express charges.

         3. NO ADDITIONAL CHANGES. Except for the changes set forth above, there shall be no additional changes to the Consulting Agreement, which shall remain in full force and effect for the duration of its Term.

         IN WITNESS WHEREOF, this Consulting Agreement Extension has been executed by the parties as of the date first above written.

KANAKARIS WIRELESS                                         CONSULTANT

/s/ Alex Kanakaris                                         /s/ Kevin Welch
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Alex Kanakaris                                             Kevin Welch
Chief Executive Officer